China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054
Tel: 86-029-82582632
October 9, 2007
VIA EDGAR

Ms. Yolanda Crittendon
Securities and Exchange Commission
Division of Corporation Finance
Mail Steop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re: China Housing & Land Development, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2006
Form 10-QSB for Fiscal Quarter Ended March 31, 2007
File No. 000-51429

Dear Ms. Crittendon:

On behalf of CHINA HOUSING & LAND DEVELOPMENT, INC. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 9, 2007 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-KSB for fiscal year ended December 31, 2006 and quarterly report on Form 10-QSB for fiscal quarter ended March 31, 2007.

For reference purposes, the text of the Comment Letter has been reproduced in bold and italics herein with responses below for each numbered comment.

Form 10-KSB

Financial Statements and Notes

Note 2 - Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-8

1. Reference is being made to the first paragraph on page F-9. We note that the company is recognizing sales based on the full accrual method provided that the buyer’s initial and continuing investment is adequate according the SFAS 66. Initial investment is buyer’s down-payment less the loan amount provided by the company. Tell us what consideration was given to EITF 06-8, Applicability of the Assessment of a Buyer’s Continuing Investment under FASB Statement No. 66 for Sales of Condominiums, in determining whether the buyer’s initial and continuing investment test has been met.

The Company used full accrual method in revenue recognition in accordance to SFAS 66 and the buyers’ initial and continuing investment tests are in accordance with paragraph 8-15 of SFAS 66. In considering the applicability of the percentage of completion method based on EITF 06-8, the Company followed the guidance in Paragraph 37 of Statement 66 and noted that not all of the criteria were met, specifically the number of units sold is not estimable in the initial selling phase of the projects and we are unable to have an accurate estimate of the aggregated sales proceeds and costs as specified in paragraph 37( c) and (e). Therefore the Company did not adopt the percentage of completion method and concluded that EITF 06-8 is not applicable.

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Form 10-QSB for fiscal quarter ended March 31, 2007
Exhibits 31.1 and 31.2

2. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

We respectfully note the Staff’s comment. The certification required by Exchange Act Rule 13a-14(a) will be revised not to include the individual’s title at the beginning of the certification in the future filings of the Company.

3. We note that your certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 was for the period ending September 30, 2006. Please amend for the period ending March 31, 2007.

We will file an amendment to our Form 10-QSB for fiscal quarter ended March 31, 2007 to amend the certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for the period ending March 31, 2007.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at 86-029-82582632 or Howard H. Jiang, the Company’s outside legal counsel, at (212) 891-3982 (email: Howard.Jiang@Bakernet.com; fax: 212-310-1682).

Very truly yours,
/s/ Lu Pingji
Chief Executive Officer

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